EXHIBIT 2


                        NOTICE OF DISSOLUTION OF A GROUP


         In accordance with Rule 13d-5(b) of the Securities Exchange Act of 1934, the Reporting Persons and OZF Management, L.P., OZF Management, L.L.C. and Stephen C. Freidheim, filed a Schedule 13D on September 30, 2004 with respect to the Common Stock, $1 par value per share, of the Company (the "Previous Filing"). As of December 31, 2004, OZF Management, L.P. and OZF Management, L.L.C. have been renamed Cyrus Capital Partners, L.P. and Cyrus Capital Partners GP, L.L.C. (the "Cyrus Entities"), respectively, and the Reporting Persons no longer have any role in the management of the Cyrus Entities. Therefore, all further filings, if any, required to be made by any of the Cyrus Entities and Stephen C. Freidheim with respect to the securities reported on the Previous Filing, will be made separately from all such filings required, if any, by any of the Reporting Persons.